(Translation)

                                                                     May 9, 2007

To Whom It May Concern:

                               Company Name: TOYOTA MOTOR CORPORATION
                               Name and Title of Representative:
                                          Katsuaki Watanabe, President
                               (Code Number: 7203
                                          Securities exchanges throughout Japan)
                               Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
                               (Telephone Number: 0565-28-2121)


    Notice Concerning Acquisition of Own Shares (Acquisition pursuant to the
    ------------------------------------------------------------------------
    Resolution adopted at the 102nd Ordinary General Shareholders' Meeting)
    -----------------------------------------------------------------------
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on May 9, 2007, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to acquire its own shares pursuant to the resolution adopted at the 102nd Ordinary General Shareholders' Meeting. We hereby inform you of the following.


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.


2.   Details of acquisition

     (1)  Type of shares to be acquired            Shares of common stock of TMC

     (2)  Aggregate number of shares to be
          acquired                                 Up to 11,000,000 shares

     (3)  Aggregate purchase price of shares       Up to JPY 62,990,000,000

     (4)  Method of acquisition                    Purchase in the market
                                                   through a trust bank

     (5)  Acquisition period                       From May 11, 2007 to
                                                   May 25, 2007

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[Reference]

Matters resolved at the 102nd Ordinary General Shareholders' Meeting held on June 23, 2006

     o    Type of shares to be acquired            Shares of common stock of TMC

     o    Aggregate number of shares to be
          acquired                                 Up to 30,000,000 shares

     o    Aggregate purchase price of shares       Up to JPY 200,000,000,000


Shares acquired as of May 9, 2007

     o    Aggregate number of shares acquired      18,950,100 shares

     o    Aggregate purchase price of shares       JPY 137,009,223,000